Exhibit 99.1

PRESS RELEASE

February 13, 2015

Eksportfinans’ financial results for 2014

2014 was a year of stable operations, positive financial results and a solid capital base at year-end for Eksportfinans ASA. The company enters 2015 with an upgraded credit rating of BBB- with positive outlook from Standard & Poor’s.

Net interest income was NOK 461 million for 2014, compared to NOK 697 million for 2013. The change was due to the lower level of interest generating assets combined with reduced margins on investments.

Comprehensive income according to IFRS was negative NOK 4,314 million for 2014, compared to negative NOK 4,850 million for 2013. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses on financial instruments amounted to NOK 130 million in 2014, compared to NOK 566 million in 2013. The profit was affected by reduced net interest income and high pension expenses in 2014 as well as the significant positive income effect in 2013 due to an Icelandic High Court ruling in favor of Eksportfinans.

Total assets amounted to NOK 85.6 billion at December 31, 2014, compared to NOK 100.8 billion at December 31, 2013. The reduction was in line with expectations and due to the limitations on new lending business since 2011 as well as repayments on the current debt portfolios.

The core capital ratio was 24.3 percent at December 31, 2014, compared to 36.8 percent at December 31, 2013. The decrease was due to the new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority as of September 30, 2014. At the end of 2014, the company had liquidity reserves totaling NOK 34.0 billion.

Eksportfinans’ fourth quarter report 2014 is available on www.eksportfinans.no.

A conference call is scheduled for Monday February 16, 2015 at 9:00 am NY / 2:00pm London / 3:00 pm CET

Please register with the link below to receive required dial-in information for the call. Registration can be done at any time before the call. Calls can be made at local rates from selected countries, please see the dial-in information received after registration for more details.

Link to conference call registration:

http://members.meetingzone.com/selfregistration/registration.aspx?booking=sqeDIpwaTEMZ88mKTVwWY2g57csmxozNqxVXPd48BGE=

The conference call will be recorded and a replay made available on our website www.eksportfinans.no (please see investor relations/conference calls).

For further information, please contact:

President and CEO Geir Bergvoll,

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

  Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2015 total assets amounted to approximately NOK 85 billion. The company is staffed by highly skilled individuals, approximately 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.